TITAN TRADING ANALYTICS INC.
200 – 675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Telephone: (604) 681-7600
Facsimile: (604) 681-7622

January 21, 2003	Trading Symbol: TTA

NEWS RELEASE

Appointment of President

Titan Trading Analytics Inc. (the “Company”) is pleased to announce that Mr. Ken Powell has been appointed as President and director of the Company. Mr. Powell currently acts as President of Firestone Ventures Inc. (FV – TSXV).

Private Placement

The Company further announces that it has agreed to a private placement consisting of the sale of 1,000,000 units at $0.13 each. Each unit will consist of one share and one two-year non-transferable share purchase warrant. Every two warrants shall entitle the holder to purchase another common share of the Company for $0.25. The proceeds of the private placement will be used for general working capital purposes. The private placement is subject to TSX Venture Exchange acceptance for filing.

TITAN TRADING ANALYTICS INC.

per: _________________
Michael Gossland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.